

03054875

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

amendment

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



RECEIVED
JUN 2 3 2003

OMB APPROVAL	
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SEC FILE NUMBER
8- 53681

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brentwood Capital Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5300 Virginia Way, Suite 100
(No. and Street)

Brentwood	TN	37027
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Murphy (615) 507-1728
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lattimore, Black, Morgan & Cain, P.C.
(Name – *if individual, state last, first, middle name*)

P. O. Box 1869	Brentwood	TN	37024-1869
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 3 0 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BRENTWOOD CAPITAL ADVISORS LLC

Financial Statements and Schedules

December 31, 2002

(With Independent Auditors' Report Thereon)



LATTIMORE BLACK MORGAN & CAIN, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

BRENTWOOD CAPITAL ADVISORS LLC

Table of Contents

OATH OR AFFIRMATION

I, Kevin Murphy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brentwood Capital Advisors LLC, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

My Commission Expires April 26, 2005

Signature

Partner

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. None
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. Not Required
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


LATTIMORE BLACK MORGAN & CAIN, PC
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

INDEPENDENT AUDITORS' REPORT

The Members
Brentwood Capital Advisors LLC:

We have audited the accompanying statement of financial condition of Brentwood Capital Advisors LLC as of December 31, 2002, and the related statements of operations and members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brentwood Capital Advisors LLC as of December 31, 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 11 to the financial statements, an error resulting in the understatement of accrued expenses due to the omission of the Company's accrued profit sharing contribution as of December 31, 2002, was discovered by management of the Company during 2003. Accordingly, the 2002 financial statements have been restated to correct the error.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lattimore, Black, Morgan + Cain, P.C.

Brentwood, Tennessee
January 31, 2003, except for Note 11
as to which the date is May 9, 2003

Nashville
LBMC Financial Center • 5250 Virginia Way
P.O. Box 1869 • Brentwood, TN 37024-1869
615-377-4600 • Fax 615-309-2500

www.lbmc.com

Knoxville
9125 Cross Park Drive, Suite 200
Knoxville, TN 37923-4553
865-694-4008 • Fax 865-694-8231

BRENTWOOD CAPITAL ADVISORS LLC

Statement of Financial Condition

December 31, 2002

Assets

Current assets:	
Cash	$ 222,580
Accounts receivable	580
Total current assets	223,160
Property and equipment, net	15,054
	$ 238,214

Liabilities and Members' Equity

Current liabilities:	
Note payable to former member	$ 48,000
Accounts payable and accrued expenses	107,360
Total current liabilities	155,360
Members' equity	82,854
	$ 238,214

See accompanying notes to the financial statements.

BRENTWOOD CAPITAL ADVISORS LLC

Statement of Operations and Members' Equity

Year ended December 31, 2002

Revenue	$ 2,012,500
Operating expenses	2,141,622
Operating loss	(129,122)
Interest income	198
Net loss	(128,924)
Members' equity at beginning of year	174,778
Contributions from members	110,000
Withdrawal of member	(73,000)
Members' equity at end of year	$ 82,854

See accompanying notes to the financial statements.

BRENTWOOD CAPITAL ADVISORS LLC

Statement of Cash Flows

Year ended December 31, 2002

Net loss	$ (128,924)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	5,604
Bad debts	34,926
Increase in operating assets -	
Accounts receivable	(10,808)
Increase in operating liabilities -	
Accounts payable and accrued expenses	110,355
Total adjustments	140,077
Net cash provided by operating activities	11,153
Cash flows from investing activities - purchases of property and equipment	(7,078)
Cash flows from financing activities:	
Payment of note payable to former member	(25,000)
Contributions from members	110,000
Net cash provided by financing activities	85,000
Increase in cash	89,075
Cash at beginning of year	133,505
Cash at end of year	$ 222,580

See accompanying notes to the financial statements.

(1) Nature of operations

Brentwood Capital Advisors LLC ("the Company") is a boutique investment banking firm focused on private placements of senior and subordinate debt and equity securities to institutional investors and provides mergers and acquisition financial advisory services.

(2) Summary of significant accounting policies

(a) Basis of presentation

The financial statements are prepared on the accrual basis.

(b) Property and equipment

Property and equipment is stated at cost. Depreciation is provided over the assets' estimated useful lives using the declining-balance method.

(c) Income taxes

The Company is a limited liability company and as such all federal taxable income and losses pass through to the members for inclusion in their income tax returns and the Company recognizes only state income taxes in the financial statements.

The amount provided for state income taxes is based upon the amounts of current and deferred state income taxes payable or refundable at the date of the financial statements.

(d) Revenue recognition

Fees related to private placements of senior and subordinate debt and equity securities are recognized upon the date of placement and financial advisory services fees are recognized as services are provided.

(e) Advertising and promotion costs

Advertising and promotion costs are expensed as incurred and amounted to $10,384 in 2002.

(f) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Credit risk and other concentrations

The Company generally maintains cash on deposit at a bank in excess of federally insured amounts. The Company has not experienced any losses in such account and management believes the Company is not exposed to any significant credit risk related to cash.

(4) Property and equipment, net

A summary of property and equipment, net as of December 31, 2002 is as follows:

Office equipment	$ 19,656
Furniture and fixtures	20,353
	40,009
Accumulated depreciation	(24,955)
	$ 15,054

(5) 401(k) Profit Sharing Plan

The Company sponsors a 401(k) profit sharing plan covering substantially all employees. Company contributions are made at management's discretion but cannot exceed the amount deductible for federal income tax purposes. The 401(k) profit sharing expense amounted to $71,671 for 2002.

(6) Income taxes

State net operating loss carryforwards of the Company approximate $195,000 at December 31, 2002 and are generally available for use through 2015.

A deferred income tax asset of approximately $13,000 at December 31, 2002 resulted from the state net operating loss carryforwards. A valuation allowance of approximately $13,000 at December 31, 2002 was established to reduce the deferred income tax asset to zero at December 31, 2002. This reduction is provided due to the uncertainty of the Company's ability to utilize the state net operating loss carryforwards before they expire.

BRENTWOOD CAPITAL ADVISORS LLC

Notes to the Financial Statements

December 31, 2002

(7) Lease commitments

The Company utilizes office space under an operating lease. Rent expense under this lease amounted to $56,521 in 2002. A summary of future minimum payments under this lease as of December 31, 2002 is as follows:

Year	Amount
2003	$ 54,516
2004	55,606
2005	56,728
2006	9,486
	$ 176,336

It is expected that in the normal course of business, leases that expire will be renewed or replaced by other leases; thus, it is anticipated that future lease payments will not be less than the commitments for 2003.

(8) Related party transactions

The Company has a note receivable from a member amounting to $50,000 as of December 31, 2002. The note bears interest at 2.69% and is due on demand. The note receivable is reflected as a reduction in members' equity at December 31, 2002.

The Company owes a former member a note payable amounting to $48,000 as of December 31, 2002. The note bears interest at 5 % and is due in two installments of $25,000 on March 31, 2003 and $23,000 on June 30, 2003. However, the Company may elect to defer payments until not later than December 31, 2004.

(9) Supplemental disclosures of cash flow statement information

During 2002, the Company issued a note payable due to a member of $73,000 for the redemption of his ownership interest upon his withdrawal from the Company.

(10) Net capital requirements and other restrictions

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital equal to $5,000. At December 31, 2002, the Company had net capital as defined of $67,220.

(11) Subsequent event

During 2003, management discovered that accrued expenses was understated due to the omission of the Company's accrued profit sharing contribution of $71,671 as of December 31, 2002. Accordingly, the financial statements have been restated and reissued to correct the error.

BRENTWOOD CAPITAL ADVISORS LLC

Operating Expenses

Year ended December 31, 2002

Salaries and benefits	$ 1,688,168
Advertising and promotion	10,384
Bad debt expense	34,926
Depreciation	5,604
Dues and subscriptions	4,767
Legal and professional	178,214
Licenses, bonds, and fees	-
Insurance	39,901
Miscellaneous	6,554
Office expenses	11,639
401(k) profit sharing	71,671
Rent	56,521
Repairs and maintenance	4,450
Other taxes	1,548
Telephone	14,137
Travel and entertainment	13,138
	$ 2,141,622

BRENTWOOD CAPITAL ADVISORS LLC

Computation of Net Capital Under Rule 15c3-1

December 31, 2002

Total members' equity	$ 82,854
Less nonallowable assets and haircuts:	
Accounts receivable from non-customers	580
Property and equipment, net	15,054
Total nonallowable assets and haircuts	15,634
Net capital (agrees to Company's December 31, 2002 Focus Report - Part IIA)	67,220
Net capital required	5,000
Excess net capital	$ 62,220

BRENTWOOD CAPITAL ADVISORS LLC

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

December 31, 2002

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(ii) of the Rule.

BRENTWOOD CAPITAL ADVISORS LLC

Information Relating to the Possession or Control
Requirements Under Rule 15c3-3

December 31, 2002

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(ii) of the Rule.

BRENTWOOD CAPITAL ADVISORS LLC

Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3

December 31, 2002

The net capital computed on Page 11 and the Company's computation of net capital on its December 31, 2002 Focus Report - Part IIA agree. As a result, no reconciliation is necessary.

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(ii) of the Rule.

BRENTWOOD CAPITAL ADVISORS LLC

Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation

December 31, 2002

Not Applicable

BRENTWOOD CAPITAL ADVISORS LLC

Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit

December 31, 2002

None



LATTIMORE BLACK MORGAN & CAIN, PC
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

The Members
Brentwood Capital Advisors LLC:

In planning and performing our audit of the financial statements and supplemental schedules of Brentwood Capital Advisors LLC for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by Brentwood Capital Advisors LLC including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of following:

1. Making the quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in conformity with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

The Members
Brentwood Capital Advisors LLC
Page Two

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the use of the Members, management, the SEC, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lattimore, Black, Morgan & Cain, P.C.

Brentwood, Tennessee
January 31, 2003